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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	ORIG, LLC, a Kentucky limited liability company		NTS-Properties V					61-1051452
	10172 Linn Station Road	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			October 30, 2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Louisville, KY 40223 (City) (State) (Zip)		☐	Director	☒	10% Owner		☐ Form filed by One Reporting Person
			☐	Officer (give title below)				☒ Form filed by More than One Reporting Person
			☒	Other (specify below)
				Chairman of NTS Capital Corporation, the general partner of NTS Properties Associates V, the general partner of the issuer.

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Limited Partnership Interests		Oct. 25, 2002				P			23	(A)	$230.00		14,465		11,828 (D)

																2,632 (I)		*

																5 (I)		*

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

Explanation of Responses:

* Ocean Ridge Investments, Ltd., a Florida limited liability partnership ("Ocean Ridge"), is an Affiliate (as that term is defined under Regulation 13D of the Securities Exchange Act of 1934) of ORIG, LLC ("ORIG"). ORIG disclaims beneficial ownership of the 2,632 Interests owned by Ocean Ridge Investments, Ltc.

NTS-Properties Associates V, a Kentucky limited partnership, is an Affiliate (as the term is defined under Regulation 13D of the Securities Exchange Act of 1934) of ORIG and is the General Partner of the Issuer. ORIG disclaims beneficial ownership of the 5 Interests owned by NTS-Properties Associates V.

/s/ J.D. Nichols	10/30/02
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

ATTACHMENT TO FORM 4

Designated Filer:
ORIG, LLC (“ORIG”)

Amended Statement for Month/Year:
October 2002

Issuer Name and Ticker or Trading Symbol:
NTS-Properties V

Name and Address or Additional Reporting Person:

Name: J.D. Nichols	10% owner and Affiliate (as that term is defined under Regulation 13D of the Securities Exchange Act of 1934) of ORIG and of the general partner of the Issuer.

Address:	10172 Linn Station Road, Louisville, Kentucky 40223

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Limited Partnership Interests		Oct. 25, 2002				P			23	(A)	$230.00		14,465		11,828 (1)		*

																2,632 (I)		*

																5 (I)		*

Explanation of Responses:

* 11,828 Interests are owned by ORIG, of which Mr. Nichols is the manager. Mr. Nichols disclaims beneficial ownership of 11,710, or 99% of the Interests owned by ORIG. (1)

2,632 Interest are owned by Ocean Ridge Investments, Ltd., a Florida limited liability partnership (“Ocean Ridge”). Mr. Nichols’ wife, Barbara Nichols, is the sole limited partner of Ocean Ridge; BKK Financial, Inc., an Indiana corporation (“BKK”), is the general partner of Ocean Ridge; BKK is wholly-owned by Mr. Nichols’ wife and two majority-age daughters; Mr. Nichols if the Chairman of the Board of BKK. Mr. Nichols disclaims beneficial ownership of the 2,632 interests owned by Ocean Ridge.

5 Interests are owned by NTS-Properties Associates V, a Kentucky limited partnership and general partner of the issuer (the “General Partner”), of which Mr. Nichols is the managing general partner. Mr. Nichols disclaims beneficial ownership of the 5 Interests owned by the General Partner.

(1)  Prior to December 31, 2000, Mr. Nichols owned 90% of the outstanding membership interests in ORIG (the “ORIG Interests”) and Brian F. Lavin owned the remaining 10% of the ORIG Interests. As of December 31, 2000, Mr. Nichols transferred 89% of the ORIG Interests and retained 1% of the ORIG Interests. Mr. Nichols transferred 15% of the ORIG Interests to Mr. Lavin who currently owns 25% of the ORIG Interests. Mr. Nichols transferred 74% of the ORIG Interests to his wife, Barbara Nichols, who currently owns 74% of the ORIG Interests. Mrs. Nichols does not have the right to vote the ORIG Interests transferred to her from Mr. Nichols and holds only an economic Interest in ORIG.

Signature of Additional Reporting Person

/s/ J.D. Nichols	10/30/02

Signature of Reporting Person	Date